



No.1-7628

THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

5/31/2002

FOR THE MONTH OF MAY 2002

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrants name into English)

No. 1-1 2-chome, Minami-Aoyama, Minatoku, Tokyo, Japan
(Address of principal executive officers)

Contents

Press Information

ref. #02035

Honda Announces New Colors for the Dio and Dio Deluxe 4-Stroke Scooters

May 9, 2002—Honda Motor Co., Ltd. today announced that the Dio and Dio Deluxe*1 scooters, both equipped with Honda's environment-friendly water-cooled, 4-stroke 50cc engine, will be available in two new colors starting Friday, May 10th.

The 4-stroke Dio and Dio Deluxe, released in March 2001, were developed around the keywords "Clean", "Economical", "Silent", and "Tough". These scooters have won a broad following not only for their environmental performance, but also for their comfortable ride and fuel economy.

This latest release adds two new colors—Shasta White and Nature Blue Metallic—to the two colors presently available, for a total of four color variations in all. The broader selection is being offered to respond more fully to customers' needs.

Further improvements to detail include a combined main key and shutter key, making the Dio and Dio Deluxe even more convenient for everyday use. And, in addition to the anti-theft systems already in place, the new scooters will come pre-wired to accommodate the Alarm Kit and Immobilizer, manufactured by Honda Access (sold separately—available as of the end of May).

*1 Dio Deluxe equipped with front disc brake and an idle stop system that automatically shuts off the engine when idle.

Body colors (both Dio and Dio Deluxe): Shasta White (new color); Nature Blue Metallic (new color); Vega Black Metallic (currently available); Clear Silver Metallic (currently available)

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515



Dio

●**Annual projected sales nationwide** (Dio, Dio Deluxe): 40,000 units

●**Manufacturer's suggested retail price** (consumption tax not included):

Dio	¥159,000
Dio Deluxe	¥179,000

(Example of regionally adjusted manufacturer's suggested retail price: Okinawa +5,000 yen. The manufacturer's suggested retail price is for reference only. Similar adjustments may be made in other regions.)

Publicity materials and photographs of the Dio and Dio Deluxe are available at the following URL:
http:// www.honda.co.jp/PR/
(The site is intended exclusively for the use of journalists.)

Specifications

Vehicle Name		Dio ＜Dio Deluxe＞
Vehicle Type		Honda BA・AF56 <BA・AF57>
Length x Width x Height	(m)	1.710×0.620×1.010
Wheelbase	(m)	1.190
Ground Clearance	(m)	0.115
Seat Height	(m)	0.710
Curb Weight	(kg)	76 <77>
Dry Weight	(kg)	71 <72>
No. of Riders		1
Turning Radius	(m)	1.8
Engine Type		AF55E (water-cooled, 4-stroke OHC mono-cylinder)
Engine Displacement	(cm^3)	49
Bore x Stroke	(mm)	38.0×44.0
Compression Ratio		12.0
Maximum Power	(kW[PS]/rpm)	3.7[5.0]/8,000
Maximum Torque	(N・m[kg・m]/rpm)	4.6[0.47]/7,000
Fuel Consumption	(km/ℓ)	75.0 (30km/h constant speed, low altitude)
Carburetor type		NVK00A
Starter		Self-type (with back-up kick start)
Ignition		CDI, battery-powered
Lubrication		Force-fed and splash
Fuel Capacity	(ℓ)	5.0
Clutch		Dry, multi-plate shoe-type
Transmission		Continuously variable (V-matic)
Gear Ratio	1st Gear	2.800〜0.860
Castor Angle/Trail(mm)		26°30′/72
Tire Size	Front	90/90-10 50J
	Rear	90/90-10 50J
Braking System	Front	Mechanical, leading/trailing ＜Hydraulic disc＞
	Rear	Mechanical, leading/trailing
Suspension	Front	Telescopic-type
	Rear	Unit swing-type
Frame Construction		Underbone (aluminum frame)

Press Information

ref.#02036

Honda Vietnam Begins Exports of "Honda Wave α" to the Philippines

May 10, 2002 - Honda Vietnam Co., Ltd. (HVN), a Honda joint venture company, announced today that it will begin exporting its high quality, low-priced motorcycle, the "Honda Wave α (Alpha)" to the Philippines in June. The "Honda Wave α" will be exported as "component parts sets" to be assembled in the Philippines. The projected export target for 2002 is 7,000 units.

This marks the company's first export of motorcycles from Vietnam. Eventually, exports will be expanded to include other countries mainly in the ASEAN region.

The "Honda Wave α" is a fashionable Cub-type motorcycle. Based on the use of less expensive, locally-sourced parts and the use of Honda's global procurement network, the model is offered at a very low price (Vietnam domestic price: 10.99millionVND/approx. US$732) without compromising the motorcycle's high quality and reliability. Sales of the motorcycle in Vietnam began in January, with more than 70,000 units sold through the end of April.

HVN, since starting mass production of motorcycles in December 1997, has focused on creating higher quality products and increasing local content to further improve cost competitiveness.

Honda has exported the "Dream" model made in Thailand to Singapore and Australia, and Thai-made motorcycle parts to Brazil, the Philippines and Indonesia. Thus, Honda will be making more effective use of its resources in Asia to establish a new global network for its motorcycle business.

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

Outline of Honda Vietnam Co., Ltd.

Established:	March 1996
Capital:	US $31.2 million
Equity ratio:	70% Honda Group (42% Honda Motor Co., Ltd., 28% Asian Honda Motor Co., Ltd.) 30%, Vietnamese partner, Vietnam Engine and Agricultural Machinery Corporation (VEAM)
Location:	Suburbs of Hanoi, Phuc Thang Commune, Me Linh District, Vinh Phuc Province, S.R. Vietnam
Representative:	Hiroshi Sekiguchi
Number of employees:	about 2,000 employees (as of the end of April 2002)
Commencement of mass production:	December 1997
Production capacity:	600,000 units/year

Press Information

ref. #02037

Launch of the BF20 4-Stroke Marine Outboard Motor, Plus a Full Model Change for the BF15

Tokyo May 14, 2002 – Honda Motor Co., Ltd. today introduced a full model change to the BF15 15-horsepower marine outboard motor and the release of a new addition to the series in the form of the BF20, a 4-stroke, 20-horsepower model. The new BF15 and BF20 will go on sale May 25*1 at dealers nationwide handling Honda marine outboards.

*1: Models with gas –assist tilt and power-tilt are scheduled for release this summer

These newly-developed motors are not only powerful, but also highly eco-friendly, being the first in their class*2 to clear California Air Resources Board (CARB) exhaust gas emissions regulations for FY2008, the strictest in the world. Environmental awareness is also reflected in the design of the new motors, which contain parts manufactured from recycled fishing nets and are 95% recyclable*3.

*2: 15- to 20-horsepower marine outboard motors

*3: Calculated on the basis of Honda's independent criteria

For easier tilt-up, models with gas-assist tilt and power-tilt will be available —the first time this feature has been used in the 15-horsepower class.

The BF15 and BF20 have been developed to suit a wide variety of boats, from pleasure craft, such as aluminum bus boats or inflatables to commercial compact craft.

Since 1964, Honda has been dedicated to the manufacture and sale of 4-stroke outboard motors. The total number of units produced to the end of 2001 was about 790,000, which means that Honda is the world's top manufacturer of 4-stroke outboard motors. Today, the Honda 4-stroke line-up comprises 17 models, delivering power output ranging from 2PS to 225PS. These models are ideal for a wide range of boating activities on rivers, lakes, and the ocean, from cruising to sport fishing and many others.


20
HONDA

BF20 4-stroke outboard motor

本田技研工業株式会社　広報部
東京都港区南青山 2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

● **Annual domestic sales target:** 500 units

● **Suggested retail price** (excluding consumption tax):

BF15	L-Type	LHJ	¥279,000
		LHSJ	¥312,000
	S-Type	SHJ	¥274,000
	UL-Type	XHJ	¥308,000
BF20	L-Type	LHJ	¥305,000
		LHSJ	¥338,000*
	S-Type	SHJ	¥300,000
	UL-Type	XHSJ	¥367,000

Note: All prices are for specification without propeller
* Shown in photo

Features of the BF15 and BF20

○ High performance

- A class-beating displacement of 350cc delivers plenty of engine power.

○ Ease of use

- Smooth starting

  The auto bi-starter system (with cell) optimizes the fuel-air mixture at start-up. Automatic control handles the whole starting sequence from choke to warm-up, doing away with the need for the choke-and-throttle operation required for conventional outboard motors.
  Thanks to a microchip-controlled digital capacitor discharge ignition (CDI) system, the optimal ignition times can be set for start-up, for practical running speeds and so on. Combined with mechanical decompression, this dramatically reduces the start-up recoil pull weight, resulting in smooth starting.

○ Superb fuel efficiency

- Thanks to a carburetor equipped with an accelerator pump, combined with digital CDI, hemispherical combustion chambers, efficient crossflow, centered sparkplugs and a design using the carburetor's primary range, both motors offer fuel efficiency at the top of their class (7% up on the previous model in the case of the BF15), despite featuring top-of-the-class displacement.

○ Eco-friendliness

- In addition to exhaust emissions that are well below the levels required by both the U.S. Environmental Protection Agency (EPA) for 2006 and domestic Japanese voluntary controls, BF15 and BF20 equipped with the highly eco-friendly Honda e-SPEC engine also exceed the world's strictest exhaust emissions regulations established for 2008 by the California Air Resources Board (CARB).

○ Comfort

- Vibration minimized to class-beating levels

  Thanks to Honda's proprietary anti-vibration pendulum-motion (PM) mount system, the BF15 and the BF20 have the lowest vibration levels in their class, although neither is fitted with a balancer shaft. Unidirectional rubber mountings ensure that vibration is absorbed throughout the entire speed range.
- Lowest operating noise in class

  Air intake and exhaust noise is reduced by large-capacity air-silencers and water-cooled idle port chambers.
- A recyclability rate of 95% has been achieved (according to Honda measurement standards).
- Plastic parts are made from recycled salmon- and trout-fishing nets.

○ Reliability

- Digital monitoring mechanisms

  Potentially engine-damaging conditions such as over-revving, overheating and low oil pressure are detected by the digital CDI, which alerts the user.

  A large water-intake screen ensures greatly increased protection against clogging by floating garbage, seaweed and other debris.

- Greatly improved charging performance

  Multi-pole system delivers greatly improved charging performance, ideal for night-time operation or usage patterns involving frequent stopping and starting.

●Specifications

Model	BF15	BF20
Overall Length × Overall Width × Overall Height (mm)	650 × 350 × 1,110 (Type: SH)	
Transom Height (mm)	S: 433 L: 563 UL: 703	
Engine Type	e-SPEC water-cooled 4-stroke 2-cylinder OHC	
Displacement (cc)	350	
Bore × Stroke (mm)	59 × 64	
Compression Ratio	9.2	
Max Output (kW(PS)/rpm)	11.0(15)/5,000	14.7(20)/6,000
Max Torque (N·m/rpm)	25.2/3,500	25.8/5,000
Recommended Speed Range (rpm)	4,500 to 5,500	5,000 to 6,000
Idling Speed Range (rpm)	900±50	
Ignition System	Digital CDI	
Starting System	Electric/Manual	
Charging Performance	12V－12A (electric start models)	
Dry Weight (with propeller) (kg)	S: 46 L: 49 UL: 51.5	

●Customer Inquiries

Marine Department, Honda Power Products Division
Honda Motor Co., Ltd.
3-15-1 Senzui, Asaka-shi, Saitama-ken, Japan 351-0024
Tel: +81-48-468-9021
Fax: +81-48-468-9016

Publicity information for the BF15 and BF20 will be available for downloading from the following URL below starting May 14, 2002:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

Press Information

ref.# 02038

Honda To Strengthen Vehicle Electronic Control Unit Operations

Honda Motor Co., Ltd. (Hiroyuki Yoshino, President & C.E.O.) and NEC Corp. (Koji Nishigaki, President) announced today that they have reached a general agreement regarding the idea of shifting NEC's vehicle electronic control unit operations into the Honda group.

Through this agreement, Honda aims to strengthen its vehicle control electronics operations in response to the increasingly advanced nature of vehicle electronic technologies. This development will also allow NEC to further concentrate its efforts on its core technologies - device solutions such as system LSI for vehicles and ITS solutions such as communication infrastructures.

Specifically, in order to assimilate NECs vehicle electronic control unit operations, Honda will make an increased investment in Nestec Co., Ltd., an affiliate ofHonda, gradually making it a Honda subsidiary. NEC is considering a plan to invest in a1/3 share of this newly organized company to facilitate the smooth function of its operations.

In the future, this Honda subsidiary will mainly be involved in the development, manufacture and sale of vehicle electronic control units for chassis related control thus fully exploiting the control and sensing technologies which NEC has developed thus far.

● Nestec Co., Ltd.

President: Yoshifumi Hagiwara   Location: Utsunomiya, Tochigi
Established: October 1, 1996   Number of Employees: 100
Capital: 300 million yen (Showa 35%, Nissin Kogyo 35%,Honda 20%, Keihin 10%)
Sales: approx. 3.7 billion yen
Business: Development, manufacture and sale of vehicle electronic units such as ABS, EPS etc.

● NEC Electron Devices, Automotive Electronics Division

Offices: Japan (Technology Development) NEC Shonan Technical Center (Ouimachi, Ashigarakami-gun, Kanagawa)
(Sales) Utsunomiya, Tochigi・Minato-ku, Tokyo

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

U.S. (Development, Sales) Atlanta・Detroit

Employees: 200 Sales: 22.5 billion yen (approx. 60% to Honda)

Business: Development, manufacture and sale of vehicle electronic control units such as ABS, TCS, SRS airbag, EPS etc.

● Image of new company organization

Planned establishment date: Autumn, 2002

Employees: 300

Business: Development, manufacture and sale of vehicle electronic control units

For more information, please contact:

Yoshio Ito
Tetsuya Ikeda
Honda Motor Co., Ltd.
Corporate Communications Division
Telephone: +81-3-5412-1512 Facsimile: +81-3-5412-1545

Daniel Mathieson
NEC Corporation
Public Relations, Corporate Communications Division
Telephone: +81-3-3798-6511 Facsimile: +81-3-3457-7249
d-mathieson@bu.jp.nec.com

Press Information

ref.# 020309

Honda Announces the New NSX-R—
A Pure Sports Edition
that Further Enhances the NSX's Superlative Performance Envelope

May 23, 2002—Honda Motor Co., Ltd. has announced the release of the NSX-R, a pure sports edition of the NSX with further enhanced driving performance. Since its release in 1990, the NSX has continued to evolve, earning accolades as a true sporting machine. The new NSX-R will go on sale Friday, May 24th at Honda Verno dealers throughout Japan.

The original NSX-R, released as a pure sports model in November 1992, enjoyed a three-year limited production run. Now, seven years later, it is being reintroduced in an all-new form.

The new NSX-R represents a further evolution of the painstaking weight reduction, circuit-tuned suspension refinement, and high-precision engine balancing cultivated in the previous-generation NSX-R. Newly developed aerodynamic devices further enhance high-speed performance, resulting in greater driving performance and handling stability than in its previous incarnation.

- A carbon fiber hood with outlet duct, finned front under-cover, rear diffuser, carbon fiber rear spoiler, and other innovations create a degree of negative lift rarely seen in a street-ready car. This downforce facilitates a quantum leap in the car's driving performance and handling stability at high speeds.
- Racecar-like responsiveness and powerful acceleration are achieved through high-precision balancing of the crankshaft assembly—a measure unheard of in production engines—along with a recalibrated final gear ratio, DBW (Drive By Wire) electronic throttle control, and other specialized tuning.
- The suspension has been hard-tuned to cope with the added downforce, and custom-designed high-grip tires, precision custom chassis tuning, and slitted brake disc rotors with stronger brake pads for potent stopping power are added, creating a level of handling performance that delivers spirited driving pleasure on or off the circuit.
- In addition to weight reduction measures inherited from the previous-generation NSX-R, the new model employs carbon fiber aerodynamic devices formed using special advanced technologies for even greater weight savings.

本田技研工業株式会社　広報部
東京都港区南青山 2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515



NSX-R

●Annual domestic sales projection, NSX and NSX-R combined: 100 units

●NSX-R—Main Features

Negative lift for improved aerodynamic performance

○ Aerodynamic lift at the front of the car has been reduced to below zero through the use of a carbon fiber hood with air outlet duct and a finned front under-cover.

○ A rear diffuser and carbon fiber rear spoiler reduce rear lift to below zero as well.

○ The surface area of the front condenser duct opening has been optimized to control airflow through the body's interior.

Engine and transmission tuning

○ The V6 3.2L DOHC VTEC engine employs racing engine assembly technology for enhanced output efficiency and nimble response.

- Precision balancing of pistons and connecting rods between each cylinder
- Precision dynamic balancing of crankshaft, clutch case, and pulley assembly
- Bearing metal measured and matched for more precise metal clearances and reduced friction

○ A lower final gear ratio delivers increased acceleration performance.

○ Custom-tuned DBW and a decreased accelerator pedal stroke offer improved acceleration response.

○ A pre-loaded LSD (limited-slip differential) is employed, with a custom preset weight.

Running gear and chassis tuning

○ A hard-tuned suspension, more rigid body, and special roll rigidity balance settings result in superior handling performance in tight turns.

- Increased spring rate
- Increased damping rate in dampers
- Firmer bushings for damper mounts, rear control arms, etc.
- Stronger stabilizer bars
- Stronger front and rear tower bars

○ Custom-designed high-grip tires are adopted. (Bridgestone Potenza RE070—front: 215/40R17; rear: 255/40R17)

○ Lightweight forged aluminum wheels (painted a special Championship White) have been jointly developed with BBS (Washibeam Co., Ltd.).

○ Slitted 16-inch brake disc rotors and stronger brake pads deliver increased fade resistance.

○ The NSX-R is also fitted with a high-response brake master power cylinder and custom-tuned ABS.

Painstaking weight reduction

○ The introduction of carbon fiber parts formed using advanced technologies has resulted in further weight reduction.

- Carbon fiber front hood with outlet duct, formed of CFRP (Carbon Fiber Reinforced Plastic) using an autoclave
- Large, hollow-form, one-piece carbon fiber rear spoiler—a world first in a production car*1—with built-in high-mount brake light

○ Other painstaking weight reduction measures include:

- Lighter wheels, smaller battery*2, lighter rear damper beam, removal of spare tire (replaced with aerosol-type puncture repair kit), elimination of power door locks and electric adjustable side mirrors, thinner rear partition glass, lightweight floor carpeting, elimination of floor undercoating and melt sheet, elimination of rear bulkhead insulator, elimination of trunk opener switch, and so on.

*1 According to Honda survey

*2 Except vehicles equipped with manufacturer's optional dual SRS airbags, air conditioning, Bose sound system, and HID headlights.

Interior and exterior

○ The NSX-R's high-performance cockpit features improved functionality and an exhilarating sports car feel.

- Custom ball-shaped titanium shift knob and a lightweight mesh shift boot

- Leather-wrapped Momo steering wheel (In airbag-equipped cars, only the leather-wrapped portion is made by Momo)
- Recaro carbon fiber Aramid full-bucket seats with leather upholstery
- Shift indicator with LEDs that flash then light on to indicate the engine's power peak and rev limit
- Aluminum-finish custom center and side panels; carbon fiber panel laminated to side panel and shift plate
- High-matt rubber used for dashboard and trim to reduce reflected glare on the front windshield
- Instrument panel with carbon-black background and yellow needles

○ In addition to the eight standard body colors, the NSX-R is also available in custom Championship White.

○ Custom painted headlight garnish (Championship White)

○ Red front "H" emblem—the sign of a genuine Type R

○ Aluminum mesh engine maintenance lid and custom-painted red intake manifold cover

○ The Custom Order Plan allows a rich variety of interior and exterior color combinations, along with various coordinated premium body and wheel color selections.

●Manufacturer's suggested retail price (Consumption tax not included. Units: ¥1,000)

Type	Engine	Transmission	Tokyo	Nagoya	Osaka	Fukuoka	Sendai	Sapporo	Okinawa	
NSX-R	V6 3.2L DOHC VTEC	6-speed manual	11,957	11,968	11,973	11,984	11,961	11,998	12,018	

* Pearl exterior colors (Indy yellow Pearl, Midnight Pearl, Monte Carlo Blue Pearl) +¥150,000

Manufacturer's Options

1 Fully-automated air conditioning +¥300,000
2 SRS airbag system, driver and passenger sides*1 +¥100,000
3 Bose sound system*2 (AF/FM electronic tuner, cassette deck, amp with built-in equalizer, 4 speakers) +¥300,000
4 Projector-type HID (high intensity discharge) headlights (low beam)*2 +¥50,000
5 Rear hatch garnish +¥800,000

*1 Available as package with fully-automated air conditioning and Bose sound system
*2 Available as package with fully-automated air conditioning

Publicity materials and photographs of the NSX-R are available at the following URL:
http:// www.honda.co.jp/PR/
(The site is intended exclusively for the use of journalists.)

Press Information

(NOTE: This release is embargoed until 11:30 a.m., May 27)

Ref.#2040

HONDA DOMESTIC SALES UP 6.7% IN APRIL

May 27, 2002 -- Honda Motor Co., Ltd., announced today that it sold 66,987 vehicles in Japan in April, an increase of 6.7% compared to April 2001. Once again, Honda results were in sharp contrast to industry-wide vehicle sales in Japan, which were down 1.5% for the month.

April sales were led by Honda's Fit sub-compact vehicle (17,602 units), which was the best-selling vehicle in Japan for the month. Honda's Life mini-vehicle sales in April totaled 9,789 units and its Mobilio mini-van 6,864 units. By vehicle category, passenger car and light truck sales were up 10.1% -- the 25th consecutive monthly increase -- while mini vehicle sales were up slightly, by 0.6%.

Honda's domestic production was up 8.4% in April, the ~~seventh~~ 8th consecutive monthly increase, while overseas production was up for the 16th consecutive month at 17.0%, mainly because of increased output in Europe and North America.

Export shipments from Japan in April were up for the fifth consecutive month, gaining 8.0%, mainly because of increased shipments to Asia and North America.

HONDA PRODUCTION, SALES AND EXPORTS – APRIL 2002

PRODUCTION

	April		Annual Total - 2002	
	Units	Vs. 4/01	Units	Vs. 2001
Domestic (CBU+CKD)	113,590	+ 8.4%	457,135	+ 9.5%
Overseas (CBU only)	130,915	+ 17.0%	499,947	+ 6.1%
Worldwide Total (*)	244,505	+ 12.8%	957,082	+ 7.7%

(*)-except overseas CKD

REGIONAL PRODUCTION

	April		Annual Total	
	Units	Vs. 4/01	Units	Vs. 2001
North America	100,503	+14.1%	380,550	+ 1.7%
(USA only	67,768	+16.4%	253,287	+ 4.0%)
Europe	14,996	+ 75.3%	57,349	+ 66.3%
Asia	11,682	+ 6.6%	46,417	+ 3.1%
Others	3,734	-13.2%	15,631	- 9.2%
Overseas Total	130,915	+ 17.0 %	499,947	+ 6.1%

本田技研工業株式会社 広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

SALES

Vehicle type	April Units	Vs. 4/01	Annual Total Units	Vs. 2001
Passenger cars & light trucks	44,576	+ 10.1%	211,414	+ 21.0%
(Imports	732	+ 28.2%	3,428	+ 47.6%)
Mini vehicles	22,411	+ 0.6%	102,400	- 3.8%
TOTAL	66,987	+ 6.7%	313,814	+ 11.6%

EXPORTS

	April Units	Vs. 4/01	Annual Total Units	Vs. 2001
North America	27,738	+ 8.6%	98,016	+ 20.7%
(USA only)	23,344	- 0.7%	86,241	+ 16.6%)
Europe	5,443	- 24.6%	19,935	- 8.0%
Asia	3,878	+ 60.1%	10,076	- 3.4%
Others	5,946	+ 28.4%	19,098	+ 4.8%
TOTAL	43,005	+ 8.0%	147,125	+ 11.8%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Tatsuya David Iida
Honda Motor Co., Ltd. Corporate Communications Division
Telephone: 03-5412-1512
Facsimile: 03-5412-1545

Press Information

ref. #02041

Honda Adds a Special Limited-Edition Model to the Sporty FORZA and FORZA S Scooter Series

May 30th, 2002—Honda Motor Co., Ltd. has announced the addition of the FORZA Special to its FORZA and FORZA S scooter series. Limited quantities of this special-edition model, featuring a black body with distinctive beige floor panel and seat, go on sale Friday, May 31st.

The 250cc FORZA large-size scooter is designed around the keywords "New, Stylish, Sporty". Its sporty, original styling and wealth of features have earned it a loyal following, especially among males in their twenties and thirties.

The new special-edition version, based on the model released in March 2002, is Pure Black, with seat and floor panel finished in distinctive Mocha Beige highlighted by high-quality chrome-plated belt converter case cover and front inner box knob, for a luxurious feel.

Body color: Pure Black
Floor panel and seat color: Mocha Beige

Features inherited from the original FORZA series
- Equipped with a "combi brake" front-rear brake-force distribution system for a secure braking feel
- FORZA S equipped with an advanced idle stop system and ABS (antilock braking system)
- Under-seat trunk space, large enough to accommodate a B4-size soft attaché case
- Shutter-equipped main switch for effective anti-theft protection

*There are no changes to vehicle specifications.



FORZA S Special

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514 (四輪、汎用製品)
TEL(03)5412-1203 (二輪製品)
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

●**Annual domestic sales target** (Special series total): 1,000 units (limited)

●**Manufacturer's suggested retail price** (consumption tax not included):

FORZA Special	¥559,000
FORZA S Special	¥609,000

(Example of regionally adjusted manufacturer's suggested retail price: Okinawa +8,000 yen. The manufacturer's suggested retail price is for reference only. Similar adjustments may be made in other regions.)

Please direct customer inquiries to the Customer Service Center (TEL 0120-086819)

Publicity photographs and materials for the FORZA series are available at the following URL:
http:// www.honda.co.jp/PR/
(The site is intended exclusively for the use of journalists.)

Specifications

Model Name		FORZA Special <FORZA S Special>
Model Type		HondaBA－MF06
L×W×H	(m)	2.210×0.760×1.360
Wheelbase	(m)	1.545
Ground Clearance	(m)	0.130
Seat Height	(m)	0.720
Vehicle Weight	(kg)	172 <177>
Dry Weight	(kg)	159 <164>
Number of Riders		2
Fuel Consumption	(km/L)	41.0 (60km/h constant speed, low altitude)
Turning Radius	(m)	2.5
Engine Type		MF04E (water-cooled, 4-stroke OHC mono-cylinder)
Displacement	(cm^3)	249
Bore x Stroke	(mm)	72.7×60.0
Compression Ratio		10.5:1
Maximum Power	(kW[PS]/rpm)	16[22]/7,000
Maximum Torque	(N·m[kg·m]/rpm)	24[2.4]/5,500
Starter		Self-starting
Carburetor Type		VE3B
Ignition		Fully transistorized, battery powered
Fuel Tank Capacity	(L)	12
Lubrication		Force-fed and splash
Clutch		Dry-type, multi-plate shoe
Gearbox		Continuously variable (V-Matic)
Gear Ratio	1 gear	2.250～0.830
Caster Angle (degrees)／Trail(mm)		27° 30′ / 95
Tire Size	Front	110/90-13M/C 55P
	Rear	130/70-12 56L
Braking System	Front	Hydraulic disc
	Rear	Hydraulic disc
Suspension	Front	Telescopic
	Rear	Unit swing arm
Frame		Backbone

Unconsolidated Financial Results for the Year Ended March 31, 2002

(Parent company only)

1. **Date on which the Board of Directors' Meeting concerning proposed financial results was held: April 26, 2002**
2. **Proposed date of 78th Ordinary General Meeting of Stockholders: June 25, 2002**
3. **Financial Highlights**

	(In millions of yen)	
	Year ended Mar. 31, 2002	Year ended Mar. 31, 2001
Net sales	**¥3,211,186**	¥3,042,022
Operating profit	**185,829**	117,010
Ordinary profit	**218,987**	137,374
Net income	**134,925**	11,326
	(In yen)	
Net income per share	**¥138.47**	¥11.62
Dividends per share for the term	**28.00**	23.00
Year-end dividend per share	**15.00**	12.00
Interim dividend per share	**13.00**	11.00
	(Percentage)	
Payout ratio	**20.2%**	197.9%

4. **Estimated Financial Figures for the Fiscal Year Ending March 31, 2003**
(Parent company only)

	(In millions of yen)	
	First half ending Sept. 30, 2002	**Year ending Mar. 31, 2003**
Net sales	**¥1,630,000**	**¥3,250,000**
Ordinary profit	**140,000**	**250,000**
Net income	**100,000**	**180,000**
	(In yen)	
Dividends per share for the term	**¥16.00**	**¥32.00**

5. Sales Breakdown

(Parent company only)

	Unit Sales (In thousands of units)	
	Year ended Mar. 31, 2002	Year ended Mar. 31, 2001
MOTORCYCLES		
Japan	**396**	400
Export	**808**	780
(Motorcycles included in export)	**(505)**	(481)
Total	**1,204**	1,180
AUTOMOBILES		
Japan	**902**	788
(Minivehicles included above)	**(295)**	(300)
Export	**428**	456
Total	**1,330**	1,244
POWER PRODUCTS		
Japan	**412**	162
Export	**3,450**	3,879
Total	**3,862**	4,041

1. Previously, domestic sales of general-purpose engines to customers who will install them in products that are subsequently exported were recorded as export sales of power products. However, owing to various factors including changes in transaction formats and cotract terms, as of the term under review, such sales will be recorded in domestic power products sales. Unit sales of such general-purpose engines for the fiscal year ended March 31, 2002 under review amounted to 251,000 units.

5. Sales Breakdown - continued

(Parent company only)

	Sales Value (In millions of yen)	
	Year ended Mar. 31, 2002	Year ended Mar. 31, 2001
MOTORCYCLES		
Japan	**¥81,583**	¥77,305
Export	**392,785**	365,280
Total	**¥474,369**	¥442,586
AUTOMOBILES		
Japan	**¥1,285,340**	¥1,174,938
Export	**1,344,981**	1,306,844
Total	**¥2,630,321**	¥2,481,783
POWER PRODUCTS		
Japan	**¥21,678**	¥16,573
Export	**84,817**	101,079
Total	**¥106,495**	¥117,653
TOTAL		
Japan	**¥1,388,602**	¥1,268,818
Export	**1,822,583**	1,773,204
Total	**¥3,211,186**	¥3,042,022

Explanatory Notes:

1. Unconsolidated financial statements have been prepared on the basis of accounting principles generally accepted in Japan in accordance with the Japanese Commercial Code.

2. The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

3. Previously, revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as power products export revenue. However, owing to various factors including changes in transaction formats and contract terms, as of the term under review, such revenue will be recorded in domestic revenue. Revenue from such sales for the fiscal year under review amounted to 5,468 million yen.

6. Unconsolidated Statements of Income

	(In millions of yen)			
	Year ended Mar. 31, 2002		Year ended Mar. 31, 2001	
Net sales	**¥3,211,186**	(100.0%)	**¥3,042,022**	(100.0%)
Cost of sales	**2,184,432**	(68.0%)	**2,138,959**	(70.3%)
Gross profit	**1,026,753**	(32.0%)	**903,062**	(29.7%)
Selling, general and administrative expenses	**840,924**	(26.2%)	**786,052**	(25.9%)
Operating profit	**185,829**	(5.8%)	**117,010**	(3.8%)
Non-operating profit	**(92,388)**	(2.9%)	**(89,002)**	(2.9%)
Non-operating expenses	**(59,231)**	(1.9%)	**(68,638)**	(2.2%)
Ordinary Profit	**218,987**	(6.8%)	**137,374**	(4.5%)
Extraordinary profit	**(1,646)**	(0.1%)	**(9,519)**	(0.3%)
Extraordinary loss	**(45,362)**	(1.4%)	**(109,452)**	(3.6%)
Income before income taxes	**175,270**	(5.5%)	**37,441**	(1.2%)
Corporate, inhabitant and business taxes	**73,589**		**40,067**	
Deferred income taxes	**-33,245**		**-13,952**	
Net income	**¥134,925**	(4.2%)	**¥11,326**	(0.4%)
Unappropriated retained earnings at the beginning of the year	**10,706**		**22,925**	
Interim dividends paid	**12,667**		10,718	
Unappropriated retained earnings	**¥132,965**		**¥23,533**	

Notes:

1. Research and development expenses for the fiscal year amounted 380,599 million of yen.

2. Extra ordinary loss amounting to 45,362 million yen included 15,177 million yen of impairment from revaluation of shares owned by Honda. Loss from the revaluation of Honda Motor Europe (South) S.A. shares and Anadolu Honda Otomobilcilik. A.S. shares are 6,536 million yen and 3,392 million yen, respectively.

7. Unconsolidated Balance Sheets

	(In millions of yen)	
	As of Mar. 31, 2002	As of Mar. 31, 2001
Assets		
1. Current Assets	¥766,973	¥659,466
Cash and bank deposits	150,794	160,759
Notes receivable	4,708	5,869
Accounts receivable	256,580	196,610
Inventories	128,879	132,328
Short-term loans	123,290	57,159
Other	106,186	109,572
Allowance for doubtful accounts	-3,466	-2,833
2. Fixed Assets	1,170,832	1,106,348
Tangible fixed assets	(584,064)	(584,718)
Buildings	169,469	170,740
Machinery and equipment	95,943	100,254
Land	234,658	229,530
Other	83,992	84,192
Intangible fixed assets	(3,163)	(2,982)
Investments and others	(583,604)	(518,647)
Investment securities-other companies	436,422	404,456
Other	166,849	133,471
Allowance for doubtful accounts	-19,668	-19,281
Total Assets	¥1,937,805	¥1,765,814

7. Unconsolidated Balance Sheets-continued

	(In millions of yen)	
	As of Mar. 31, 2002	As of Mar. 31, 2001
Liabilities and Stockholders' Equity		
1. Current Liabilities	**¥523,785**	¥496,162
Notes payable	**899**	1,649
Accounts payable	**293,135**	272,723
Short-term bank loans	**123**	30,141
Accrued product warranty	**38,028**	39,134
Accrued employees' bonuses	**35,107**	32,420
Other	**156,491**	120,094
2. Fixed Liabilities	**71,372**	32,965
Long-term bank loans	**1,045**	1,179
Accrued product warranty	**27,766**	-
Accrued retirement benefits for employees	**33,237**	15,165
Accrued retirement benefits for directors and corporate auditors	**5,195**	4,880
Other	**4,128**	11,740
Total Liabilities	**¥595,157**	¥529,127
1. Common Stock	**86,067**	86,067
2. Capital Surplus	**168,912**	163,829
3. Legal Reserves	**21,516**	21,516
4. Earned Surplus	**1,040,337**	930,061
Appropriations	**907,371**	906,527
Unappropriated retained earnings	**132,965**	23,533
5. Unrealized gains on securities available for sale	**25,864**	35,212
6. Treasury stock	**-49**	-
Stockholders' Equity	**¥1,342,648**	¥1,236,686
Total Liabilities and Stockholders' Equity	**¥1,937,805**	¥1,765,814

Explanatory Notes:

1. Accumulated depreciation of fixed assets .... ¥ 916,089 million
2. Guarantees issued .... ¥ 106,797 million
   Similar activities * .... ¥ 291,564 million

* Similar activities comprise the Keepwell Agreement between the Company and subsidiaries, which was issued for credit enhancement to support the Company's subsidiaries' financing.

3. Export bills of exchange (without letters of credit) discounted.......... ¥ 6,006 million

Significant Accounting Policies

1. Marketable securities are valued in the following manners:

   (a) Shares in subsidiaries and affiliates are stated at cost determined by the moving-average method.

   (b) The portion of other securities that have market prices for reference are stated at their market value based on market prices at fiscal year-end and other factors. (The change in securities valuation from the previous fiscal year-end is directly credited or charged to stockholders' equity, while original cost for calculating profit on securities sales is determined by the moving-average method.)

   (c) The portion of other securities that do not have market prices for reference are stated at cost determined by the moving-average method.

2. Inventories are stated at the lower of cost, determined by the last purchase cost method or market value.

3. Derivatives are marked to market.

4. Depreciation of tangible fixed assets is computed by the declining-balance method.

5. The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers experiencing financial difficulties.

6. Accrued product warranty has been provided at an amount determined:

   (a) based on the historical warranty claim experience plus an estimate of probability of future warranty costs and calculated by reference to the estimated warranty costs incurred during the remaining warranty periods.

   (b) based on an estimate of future warranty claims mainly associated with government reporting.

7. Accrued employees' bonuses are maintained to provide for the payment of bonuses to employees. An amount is recorded equivalent to that portion of the projected bonus applicable to the period included in the fiscal year out of the total period applied for bonuses.

8. Accrued retirement benefits for employees are provided for payments of retirement benefits at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the year-end.

   The net retirement benefit obligation at transition is being amortized by the straight-line method over 15 years. Prior service cost is being amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gain or loss is amortized in the years following the year in which the gain or loss is recognized by the straight-line method over the average remaining years of service of the employees.

9. Reserve for retirement benefits for Directors and Corporate Auditors is maintained to provide for the payment of retirement and severance benefits. As stipulated in Article 287-2 of the Commercial Code of Japan, an amount is entered into this reserve equivalent to the amount payable at the fiscal year-end in accordance to the Company's bylaws.

10. Finance lease transactions, other than those where the ownership of the leased property is regarded as being transferred to the lessee, are accounted for as normal rental transactions.

11. A separate treatment method is used for Japanese consumption tax; this tax is excluded from net sales in the statement of income.

Changes to Accounting Policies

Prior to this fiscal year, accrued product warranty had been provided for future warranty claims at an amount determined 1) based on the two-year historical warranty claim experience plus an estimate of probability of future warranty claims in accordance with warranty policy, and 2) based on an estimate of future warranty claims mainly associated with government reporting. At the beginning of this fiscal year, the Company changed its method of estimating accrued product warranty regarding 1) above to the method by which accrued product warranty has been provided at an amount determined based on the historical warranty claim experience plus an estimate of probability of future warranty costs and calculated by reference to the estimated warranty costs incurred during the remaining warranty periods. The new accounting method was adopted because the new method results in a better matching of cost and revenue and better financial position since the Company gained the ability to more closely correlate revenues with actual warranty claims by both product and region. The retroactive adjustment of ¥17,071 million is presented as provision for product warranty in the extraordinary loss section of the statement of income. The effect of these changes is an increase in selling, general and administrative expenses of ¥2,902 million, a decrease in Operating profit and Ordinary profit of ¥2,902 million, respectively, and a decrease in Income before income taxes of ¥19,973 million.
Prior to this fiscal year, accrued product warranty had been presented in the current liabilities section of the balance sheet. From this fiscal year, accrued product warranty, which will be utilized within one year, is presented in the current liabilities section and those which will be utilized for more than one year are presented in fixed current liabilities.

Additional Information

Due to amendments made to the Regulations Concerning Balance Sheets, Income Statements, Business Reports and Supplementary Schedules of Corporations, treasury stock—which had previously been included in the "Other" item in the current assets section of the balance sheet—is now listed as a deduction of stockholders' equity.

Consequently, although net income per share in past years had been calculated based on the average number of issued shares during the term, beginning with the term under review, net income per share is based on the average number of shares outstanding during the term, which is calculated by deducting the average number of treasury stock shares from the average number of issued shares during the term.

8. Proposed Earnings Appropriation

	Year ended Mar. 31, 2002	Year ended Mar. 31, 2001
	(In millions of yen)	
Unappropriated retained earnings at end of the year	**¥132,965**	¥23,533
Reversal of reserve for special depreciation	**461**	472
Reversal of reserve for reduced-value entry	**57**	58
Total	**¥133,484**	¥24,063
Proposed appropriations are as follows:		
Dividends	**14,616**	11,692
	(15 yen per share)	(12 yen per share)
Directors' bonuses	**380**	290
(including Corporate Auditors' bonuses)	(**31**)	(26)
Reserve for dividend	**5,500**	-
General reserve	**80,000**	-
Reserve for special depreciation	**451**	484
Reserve for reduced-value entry	**169**	890
Earnings to be carried forward	**¥32,366**	¥10,706

Explanatory Note:
The amounts presented above have been rounded off to the nearest million yen.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO.,LTD)



Satoshi Aoki
Senior Managing and
Representative Director

Date: June 12, 2002